Exhibit 99.1

MTC Becomes First UK R&D Facility to Purchase a DragonFly LDM Electronics 3D Printer from Nano Dimension

Facility explores benefits of advanced applications development with in-house additive manufacturing of electronics

NESS ZIONA, Israel, July 30, 2019 – Nano Dimension Ltd., a leading additive electronics provider for electronics (NASDAQ, TASE: NNDM), announced today that the Manufacturing Technology Centre (MTC) became the first R&D facility in the United Kingdom to purchase Nano Dimension’s DragonFly LDM precision additive manufacturing system for electronics. MTC will use the cutting-edge Lights-Out Digital Manufacturing System to additively build electronic components, such as multi-layer printed circuit boards (PCBs), antennas and sensors. This sale demonstrates the growing interest among UK and European R&D institutions in the DragonFly LDM technology as a viable means to bring next generation electronic products and solutions to market.

“The DragonFly LDM technology further pushes the boundaries of additive manufacturing, enabling the ability to print an insulating substrate alongside conductors with very high precision,” said Naim Kapadia, Technology Specialist, MTC. “The innovative technology will be available to all of our clients so they can experience the full benefits and capabilities of the innovative applications, as well as rapid prototyping of electronics.”

MTC will use the DragonFly LDM additive manufacturing system for advanced applications development, including production of devices requiring increasingly complex features, high geometrical intricacies and very small dimensions, for smart connected devices and a variety of advanced applications. This innovative and revolutionary technology will complement MTC’s existing additive manufacturing capabilities and extend its industry footprint further into the revolutionary research and commercialization of additive manufacturing of printed electronics. It will also assist MTC’s existing industrial partners in addressing current and future development needs to advance innovation of connected products in the UK.

MTC, located at Ansty Park, Coventry, was established as part of the UK government’s national manufacturing strategy with the aim of bridging the gap between university-based research and the development of innovative manufacturing solutions. It houses some of the most advanced manufacturing equipment in the world and is home to the National Centre for Additive Manufacturing, providing integrated manufacturing and 3D printing solutions for customers across sectors such as automotive, aerospace, rail, electronics, space, defense and security.

Valentin Storz, Nano Dimension’s Director of EMEA Sales, said, “UK is central to our global expansion strategy, and expanding our footprint here with customers like MTC will showcase how the DragonFly LDM can help research institutions and others drive the next wave of innovation and growth in the 3D printed electronics market.”

The DragonFly LDM printing technology is the industry’s only comprehensive additive manufacturing platform for round-the-clock 3D printing of electronic circuitry. The groundbreaking system, introduced by Nano Dimension on July 24, 2019 is designed for Industry 4.0 and manufacturing for the Internet of Things. The DragonFly LDM is the extension of the successful DragonFly Pro precision system for printing electronic components including multilayer printed circuit boards (PCBs), capacitors, coils, sensors, antennas and more.

About Nano Dimension

Nano Dimension (Nasdaq, TASE: NNDM) is a leading electronics provider that is disrupting, reshaping, and defining the future of how cognitive connected products are made. With its unique 3D printing technologies, Nano Dimension is targeting the growing demand for electronic devices that require increasingly sophisticated features. Demand for circuitry, including PCBs - which are the heart of every electronic device - covers a diverse range of industries, including consumer electronics, medical devices, defense, aerospace, automotive, IoT and telecom. These sectors can all benefit greatly from Nano Dimension’s products and services for rapid prototyping and short-run manufacturing. For more information, please visit www.nano-di.com.

About the Manufacturing Technology Centre

The Manufacturing Technology Centre (MTC) was established to prove innovative manufacturing processes and technologies in an agile environment in partnership with industry, academia and other institutions. The MTC is home to the National Centre for Additive Manufacturing (NCAM), which accelerates the uptake of additive manufacturing (AM) by developing the technology and systems required to address the key challenges within the AM value chain. The MTC is also the home to the European Space Agency (ESA) AM Benchmarking Centre (AMBC) and is the only non-US founding partner in the ASTM AM Centre of Excellence for standardization.

Forward-Looking Statements

This press release contains forward-looking statements within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995 and other Federal securities laws. Words such as “expects,” “anticipates,” “intends,” “plans,” “believes,” “seeks,” “estimates” and similar expressions or variations of such words are intended to identify forward-looking statements. For example, Nano Dimension is using forward-looking statements in this press release when it discusses the benefits of its products, how MTC will use the DragonFly system, and that expanding the company’s footprint with customers like MTC will showcase how the DragonFly can help research institutions and others drive the next wave of innovation and growth in the 3D printed electronics market . Because such statements deal with future events and are based on Nano Dimension's current expectations, they are subject to various risks and uncertainties. Actual results, performance or achievements of Nano Dimension could differ materially from those described in or implied by the statements in this press release. The forward-looking statements contained or implied in this press release are subject to other risks and uncertainties, including those discussed under the heading “Risk Factors” in Nano Dimension’s annual report on Form 20-F filed with the Securities and Exchange Commission (“SEC”) on March 14, 2019, and in any subsequent filings with the SEC. Except as otherwise required by law, Nano Dimension undertakes no obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events. References and links to websites have been provided as a convenience, and the information contained on such websites is not incorporated by reference into this press release. Nano Dimension is not responsible for the contents of third-party websites.

NANO DIMENSION INVESTOR RELATIONS CONTACT
Yael Sandler, CFO | ir@nano-di.com

NANO DIMENSION PR CONTACT

Galit Beck, Public Relations Manager | 972-542539495 | galit@nano-di.com